UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

STEELE CREEK CAPITAL CORPORATION

(Name of Subject Fund (Issuer))

STEELE CREEK CAPITAL CORPORATION

(Names of filing Person (Offeror and Issuer))

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

85817G 108 (CUSIP Number of Class of Securities)

Glenn Duffy

Chief Executive Officer, Chief Investment Officer

and President

Steele Creek Capital Corporation

201 S. College Street, Suite 1690

Charlotte, North Carolina 28244

Tel: (704) 343-6011

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Harry S. Pangas, Esq.

Dechert LLP

Cira Centre

1900 K Street NW

Washington, DC 20006

Telephone: (202) 261-3466

CALCULATION OF FILING FEE

Transaction Valuation(l)	Amount of Filing Fee(2)
$3,003,903	$327.73

(1)	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to 271,994 shares of common stock, par value $0.001 per share, of Steele Creek Capital Corporation, at a price equal to $11.0444, which represents the Fund’s net asset value as of August 6, 2021, and is used for purposes of calculating the estimated aggregate maximum purchase price for Shares.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2021, equals $109.10 per million dollars of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $327.73	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 supplements and amends the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 1, 2021 by Steele Creek Capital Corporation, an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (“Steele Creek” or the “Fund”), in connection with the offer by the Company to purchase for cash up to 271,994 shares of its common stock, par value $0.001 per share (the “Shares”), which represents 10% of the weighted average of the number of Shares outstanding during the 12-month period ended June 30, 2021, at a price per Share equal to its net asset value per Share as of September 30, 2021 (the “Expiration Date). The tender offer was made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated September 1, 2021 (the “Offer”). The Offer expired at 05:00 P.M., Eastern Time, on September 30, 2021, and a total of zero (0) Shares were validly tendered and not withdrawn pursuant to the Offer as of such date. Accordingly, the Company will not purchase any Shares pursuant to the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2021

STEELE CREEK CAPITAL CORPORATION

By:	/s/ Christopher Ryan
Name:	Christopher Ryan
Title:	Treasurer

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